EXHIBIT 99.1

AGRIUM INC.

THIRD QUARTER 2014

NEWS RELEASE

NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium announces third quarter results and dividend increase

November 3, 2014 - ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta -- Agrium Inc. (TSX and NYSE: AGU) announced today consolidated net earnings (“net earnings”) from continuing operations of $91-million ($0.63 diluted earnings per share) for the third quarter of 2014, compared with net earnings from continuing operations of $80-million in the third quarter of 2013 ($0.54 diluted earnings per share).

The 2014 third quarter results included pre-tax share-based payments expense and net losses on foreign exchange and derivative positions of $31-million ($0.17 diluted earnings per share) as well as a one-time recognition of a previously unrecognized tax benefit of $29-million ($0.20 diluted earnings per share). Excluding these items, net earnings from continuing operations would have been $87-million ($0.60 diluted earnings per share).1

Agrium’s Board of Directors also announced today its intention to increase Agrium’s dividend by four percent, or $0.12 U.S. per common share to a total dividend of $3.12 U.S. per common share on an annualized basis. Based on the closing price of Agrium’s shares on the NYSE on Friday, October 31, 2014, this represents a dividend yield of 3.2 percent. The increased dividend is expected to be paid in quarterly installments of $0.78 U.S. and the next $0.78 U.S. per common share dividend will be paid on January 21, 2015 to shareholders of record on December 31, 2014.

“Agrium’s business once again proved resilient delivering solid results this quarter despite challenging agricultural market conditions. Near perfect growing conditions across the U.S., combined with low crop prices, reduced demand for some crop protection products. Wholesale achieved strong performance this quarter from our phosphate and nitrogen businesses; however results in the second half of this year have been impacted by major planned turnarounds at our Vanscoy potash and Redwater nitrogen facilities. These projects will complete essential work to further strengthen Agrium’s competitive position and deliver significant additional free cash flow in the coming years,” commented Chuck Magro, Agrium’s President and CEO.

“The further increase in our dividend is a demonstration of our confidence in our strategy, and our commitment to shareholder returns. We are confident of our ability to generate significant cash flow in the future and we maintain a positive long-term outlook for the agriculture industry,” added Agrium’s President and CEO, Chuck Magro.

Agrium is providing guidance for the fourth quarter of 2014 of $0.45 to $0.75 diluted earnings per share from continuing operations. This excludes net gains or losses on foreign exchange and derivative positions and share-based payments expenses or recoveries.2

[1]	Third quarter effective tax rate of 18 percent used for adjusted diluted earnings per share calculation, excluding the one-time recognition of a previously unrecognized tax benefit of $29-million.
[2]	See disclosure in the section “Market Outlook” in our 2014 third quarter Management’s Discussion and Analysis and additional assumptions outlined on the following page.

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 3, 2014

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2014 (three months ended September 30, 2014) and for the nine months ended September 30, 2014 are against results for the third quarter of 2013 (three months ended September 30, 2013) and the nine months ended September 30, 2013, respectively. All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. The financial measures EBITDA, Adjusted EBITDA and Retail operating coverage ratio used in this MD&A are not prescribed by IFRS, or in the case of EBIT, is an Additional IFRS financial measure. Such measures are defined in the “Additional IFRS and Non-IFRS Financial Measures” section of this MD&A.

The following interim MD&A is as of November 3, 2014 and should be read in conjunction with the Consolidated Interim Financial Statements for the three and nine months ended September 30, 2014 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2013 included in our 2013 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where an item is not material or there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Market Outlook” section of this MD&A.

The major assumptions made in preparing our fourth quarter guidance are outlined below:

•	North American weather patterns will support a normal application period, similar to the fall of 2013;

•	North America Wholesale fertilizer realized selling prices across all nutrients will be at or higher than realized in the fourth quarter of 2013;

•	North America Wholesale produced nitrogen and phosphate sales volumes will be approximately 5 percent higher than the sales volumes in the same quarter of 2013;

•	The average NYMEX gas price will approximate $3.75/MMBtu in the fourth quarter;

•	North America Wholesale potash production volumes will be approximately 30,000 tonnes during the fourth quarter;

•	Retail North America crop nutrient margin percentages will be lower than the 18 percent realized in the same period last year and crop nutrient sales volumes will be approximately 4 percent higher than realized in the fourth quarter of 2013;

•	Retail North America crop protection product margin percentages will be slightly above the 46 percent realized in the fourth quarter of 2013; and

•	Guidance is issued excluding the fourth quarter effects of:

•	Share-based payments;

•	Gains or losses on foreign exchange and derivative hedge positions; and

•	Earnings or losses related to discontinued operations.

2014 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2014 third quarter net earnings from continuing operations were $91-million, or $0.63 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $80-million, or $0.54 diluted earnings per share from continuing operations, for the same quarter of 2013.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended September 30,				Nine months ended September 30,
and where noted)	2014	2013	Change	% Change	2014	2013	Change	% Change
Sales	2,920	2,796	124	4	13,337	12,860	477	4
Gross profit	665	629	36	6	2,820	3,033	(213)	(7)
Expenses	560	485	75	15	1,767	1,586	181	11
Earnings before finance costs and income taxes (“EBIT”)	105	144	(39)	(27)	1,053	1,447	(394)	(27)
Net earnings from continuing operations	91	80	11	14	728	970	(242)	(25)
Net earnings	50	76	(26)	(34)	669	964	(295)	(31)
Diluted earnings per share from continuing operations	0.63	0.54	0.09	17	5.05	6.54	(1.49)	(23)
Diluted earnings per share	0.35	0.52	(0.17)	(33)	4.64	6.50	(1.86)	(29)
Effective tax rate (%)	(20)	27	N/A	N/A	24	27	N/A	N/A

Sales and Gross Profit

	Quarter to date change		Year to date change
(millions of U.S. dollars)	Sales	Gross Profit	Sales	Gross Profit
Retail	186	31	1,113	249
Wholesale	17	3	(496)	(445)
Other	(79)	2	(140)	(17)

	124	36	477	(213)

Sales increased by $124-million and $477-million for the third quarter and first nine months of 2014 compared to the same periods last year. Factors that affected our performance include the following:

•	Retail sales and gross profit for the third quarter and first nine months of 2014 increased compared to the prior year primarily due to the inclusion of results from Viterra Inc. (“Viterra”) retail centers.

•	Wholesale sales and gross profit for the third quarter improved as a result of higher nitrogen and phosphate sales volumes and higher realized sales price for phosphate compared to the third quarter of 2013. For the first nine months of 2014, sales and gross profit decreased compared to the prior year due to lower realized sales prices on all product lines, consistent with benchmark pricing.

Expenses

	Three months ended		Nine months ended
General and administrative	September 30,		September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Share-based payments	10	(21)	25	(35)
Depreciation and amortization	8	9	23	36
Other general and administrative	62	69	198	212

	80	57	246	213

Excluding the effects of share-based payments, general and administrative expense decreased by $8-million and $27-million in the third quarter and first nine months of 2014, respectively. The increase in share-based payments expense to $10-million for the third quarter and $25-million for the first nine months of 2014 compared to recoveries of $21-million and $35-million for the three months and first nine months of 2013, respectively, was primarily the result of our share performance improving relative to our peers.

As a percentage of sales, selling expense remained consistent for the first nine months of 2014 when compared to the same period last year and increased slightly by 1 percent in the third quarter of 2014. This was due to increased costs from the inclusion of results from Viterra retail centers in Western Canada.

	Three months ended		Nine months ended
Other expenses (income)	September 30,		September 30,
(millions of U.S. dollars)	2014	2013	2014	2013
Realized and unrealized (gain) loss on commodity derivatives not designated as hedges	(1)	1	(33)	(8)
Realized and unrealized (gain) loss on foreign exchange derivatives not designated as hedges	(54)	1	(42)	(8)
Foreign exchange loss	76	1	59	27
Interest income	(31)	(20)	(61)	(51)
Environmental remediation and asset retirement obligations	1	1	21	5
Bad debt (recovery) expense	—	(6)	30	20
Potash profit and capital tax	3	3	9	15
Other	13	35	26	47

	7	16	9	47

Overall, expenses increased by $75-million and $181-million for the third quarter and first nine months of 2014, respectively, compared to the same periods last year.

Effective Tax Rate

The effective tax rate on continuing operations, excluding the recognition of a previously unrecognized tax benefit of $29-million, was 18 percent for the third quarter compared to 27 percent for the same period last year due to lower earnings in higher taxed jurisdictions. The effective tax rate for the first nine months of 2014 excluding the $29-million tax benefit was comparable to the same period last year at 27 percent.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2014 third quarter sales were $2.3-billion, a 9 percent increase compared to sales of $2.1-billion for the same period last year. Total gross profit was $542-million in the third quarter of 2014, compared to the $511-million achieved in the third quarter of 2013. The record results in sales and gross profit for the third quarter were primarily due to the contribution from the acquired Viterra agri-retail operations, which closed in the fourth quarter of 2013. Retail reported EBITDA of $130-million in the third quarter of 2014, a decrease of $17-million compared to the third quarter of last year. The slight reduction in U.S. EBITDA was due to lower year-over-year demand for crop protection products due to near perfect growing conditions across the U.S. limiting crop disease and insect pressure as well as lower planted corn acreage and prices. The results from the acquired Viterra agri-retail operations added incremental gross profit this quarter and surpassed expected earnings contribution for the year-to-date. However, the Viterra results reflected a loss in EBITDA of $6-million this quarter, which is a typical reflection of the historical earnings cycle for Canadian retail.

Crop nutrient sales were $646-million this quarter, compared to $654-million in the third quarter of 2013. The decrease was due to lower global nutrient prices and U.S. volumes which were down 4 percent compared to the same period last year, due primarily to the late harvest. However, on a year-to-date basis U.S. nutrient demand was still slightly higher than in 2013. Gross profit for crop nutrients was $142-million this quarter compared to $116-million reported in the third quarter of 2013. Total crop nutrient margins as a percentage of sales were 22 percent in the third quarter of 2014, compared to 18 percent in the same period last year. The increase in per tonne nutrient margins from the third quarter of 2013 was due to higher rebates received from suppliers this quarter and a slight improvement in distribution costs due to improved North American logistics.

Crop protection sales were $1.1-billion in the third quarter of 2014, similar to the same period last year. Total crop protection gross profit this quarter was $232-million, compared to $248-million reported in the third quarter of 2013. The increase in sales was due to the addition of the Viterra operations, but was partly offset by lower volumes of glyphosates in the U.S. this year. Total crop protection margins as a percentage of sales were 20 percent this quarter, compared to 23 percent in the same period last year. The lower margin was mainly due to lower sales volumes of higher margin products such as fungicides and insecticides in the U.S., due to exceptionally good growing conditions this season and given that early season applications of herbicides produced better results than average this year. Margins were also impacted by the addition of the Viterra crop protection business which has lower margins than in the U.S. in the third quarter.

Seed sales were $54-million in the third quarter of 2014, a decrease from the $69-million achieved in the third quarter last year. Gross profit was $27-million this quarter compared to $30-million earned in the third quarter of 2013. The decrease in seed sales and gross profit was primarily attributed to decreased sales volumes in the U.S. stemming from the late harvest which in turn has lowered the expected double crop winter wheat acreage. Seed margins as a percentage of sales were 50 percent in the third quarter of 2014 supported by product mix and rebate factors. Year-to-date in 2014, seed margins were up 1 percent compared to the same period last year, primarily due to the inclusion of the former Viterra’s seed offering including the Proven seed brand name.

Merchandise sales in the third quarter of 2014 were $256-million, compared to $122-million in the same period last year. Gross profit for this product group was $36-million this quarter, up significantly from the $19-million reported in the third quarter of 2013. The increase in sales and gross profit is partly due to the addition of Viterra’s equipment business as well as stronger merchandise margins in the U.S. and Australia this quarter.

Services and other sales were $207-million this quarter, compared to the $205-million reported in the third quarter of 2013. Gross profit was $105-million in the third quarter of 2014, compared to $98-million for the same period last year. The higher gross profit is attributed to improved margins from the livestock markets and other services in Australia. Services and other sales margins as a percentage of sales were 51 percent this quarter versus 48 percent in the same period last year.

Retail selling expenses for the third quarter of 2014 were $470-million, an increase of $54-million compared to the $416-million reported in the third quarter of last year. The increase was due to the addition of the Viterra business and the associated payroll and depreciation expenses. Total selling expenses as a percentage of sales increased to 20.5 percent in the third quarter of 2014, compared to 19.7 percent reported in the third quarter last year. The operating coverage ratio (rolling four quarters as of September 30, 2014) is 71 percent compared to 72 percent as of September 30, 2013.

Wholesale

Wholesale’s 2014 third quarter sales were $803-million, up from $786-million reported in the same quarter last year. Gross profit was $127-million this quarter, compared to $124-million in the third quarter of 2013. Wholesale Adjusted EBITDA was $171-million in the third quarter of 2014 compared to $144-million reported in the same period last year. The increase in Wholesale earnings was primarily the result of higher phosphate earnings offsetting the impact from the main host mechanical failure and planned tie-in of the one million tonne expansion project at the Vanscoy potash facility.

Nitrogen gross profit for the third quarter of 2014 was $77-million compared to $76-million in the same quarter last year. Nitrogen sales volumes were 735,000 tonnes, an increase from the 636,000 tonnes in the same quarter last year due to higher urea sales volumes, despite a planned outage at the Redwater facility. Realized sales prices for the major nitrogen products were similar to last year, although a higher proportion of urea and UAN sales volumes relative to ammonia resulted in the average nitrogen price of $438 per tonne this quarter being slightly lower than the $450 per tonne in the same period last year. Nitrogen cost of product sold was $333 per tonne this quarter in line with the $331 per tonne reported in the third quarter of 2013, despite higher gas prices. Average nitrogen gross margins were $105 per tonne this quarter, compared to $119 per tonne in the same period last year.

Agrium’s average natural gas cost included in cost of product sold (which includes transportation and administration costs) was $4.01/MMBtu this quarter ($4.00/MMBtu including the impact of realized gains on natural gas derivatives), compared to $2.78/MMBtu for the same period in 2013 ($3.16/MMBtu including the impact of realized losses on natural gas derivatives). Derivative gains or losses not designated as hedges are included in other expenses and not in cost of product sold, thus are not part of the calculation of gross profit. The average U.S. benchmark (NYMEX) natural gas price for the third quarter of 2014 was $4.07/MMBtu, compared to $3.60/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.37/MMBtu discount to NYMEX in the third quarter of 2014, a decrease from the $0.91/MMBtu discount in the third quarter of 2013.

Potash gross profit for the third quarter of 2014 was $2-million, compared to $27-million reported in the same quarter last year. Sales volumes were 251,000 tonnes this quarter compared to 265,000 tonnes in the third quarter of 2013, the decrease a result of lower volumes of domestic product being available for sale due to a the advanced planned expansion tie-in at the Vanscoy facility. Realized sales prices for potash were $313 per tonne compared to $349 per tonne in the same period last year, as a result of proportionately greater volumes of international product sold in the period and lower international prices. Potash cost of product sold was $304 per tonne this quarter, an increase from the $246 per tonne reported in the same period last year. Gross margin was $9 per tonne for the third quarter of 2014, compared to $103 per tonne realized during the same quarter in 2013.

Phosphate gross profit was $31-million in the third quarter of 2014, compared to $7-million in the same quarter last year. Phosphate sales volumes were 261,000 tonnes in the third quarter of 2014, a 36 percent increase from 192,000 tonnes in the same quarter last year as capacity utilization improved at the Redwater facility. Realized phosphate sales prices were $663 per tonne this quarter compared to $633 per tonne in the same period last year. Phosphate cost of product sold was $546 per tonne in the third quarter of 2014, a decrease of $49 per tonne compared to last year as a result of improved manufacturing efficiency from imported rock at the Redwater facility and lower fixed costs. Gross margin in the third quarter of 2014 was $117 per tonne compared to $38 per tonne in the same period last year.

Wholesale expenses in the third quarter of 2014 were $27-million compared to $37-million in the same period last year. The decrease is a result of lower general and administrative and other expenses during the quarter related to ongoing operational improvements.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2014 was a loss of $40-million, compared to loss of $28-million for the third quarter of 2013. This was primarily the result of greater share-based payments expense of $31-million during the third quarter compared to the prior period resulting from the improvement in our share performance relative to our peers. The increase in share-based payments expense was partially offset by greater expenses in 2013 of $20-million related to impairment of Hanfeng, Viterra acquisition costs, and proxy defense costs.

EBITDA for Other in the first nine months of 2014 was a loss of $114-million, compared to a loss of $52-million for the first nine months of 2013. The change was comprised of:

•	a $17-million unfavorable change in gross profit recovery for the first nine months of 2014 compared to the first nine months of 2013. Margin per tonne in 2014 on intercompany inventory held by our Retail business unit increased over the prior year. In 2013, the margin per tonne on intercompany inventory decreased over the nine month period;

•	an increase in share-based payments expense of $60-million resulting from an improvement in our share performance relative to our peers and lower share price declines during the period;

•	greater expenses in 2013 of $33-million related to impairment of Hanfeng, Viterra acquisition costs, and proxy defense costs; and,

•	excluding the impact of share-based payments, general and administrative expense decreased by $6-million primarily related to $3-million reduced payroll expenses.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2014 compared to December 31, 2013.

	September 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
(millions of U.S. dollars, except as noted)
Current assets
Cash and cash equivalents	274	801	(527)	(66%)	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	2,847	2,105	742	35%	Increased seasonal sales activity for Retail resulted in higher Retail trade and vendor rebates receivable.
Income taxes receivable	25	78	(53)	(68%)	Tax provision exceeded tax installment payments made coupled with current period tax receipts.
Inventories	3,086	3,413	(327)	(10%)	Inventory drawdown due to increased seasonal sales activity.
Prepaid expenses and deposits	236	805	(569)	(71%)	Drawdown of prepaid inventory where Retail typically prepays for product at year end and takes possession of inventory throughout the year.
Other current assets	179	104	75	72%	Increase in investments.
Assets held for sale	—	202	(202)	(100%)	The sale of the Turf and Ornamental business was completed in July 2014.
Current liabilities
Short-term debt	1,855	764	1,091	143%	Issuance of commercial paper used for working capital and capital expenditures.
Accounts payable	3,214	3,985	(771)	(19%)	Drawdown of customer prepayments in Retail during the spring application season, reductions in trade payables as the third quarter is typically a low point for product purchasing, partially offset by increases in liabilities primarily related to capital projects in Wholesale.
Income taxes payable	2	2	—	0%	—

	September 30, 2014	December 31, 2013	$ Change	% Change	Explanation of the change in balance
(millions of U.S. dollars, except as noted)
Current portion of long-term debt	26	58	(32)	(55%)	Repayment of floating rate bank loans in South America.
Current portion of other provisions	106	112	(6)	(5%)	—
Liabilities held for sale	—	44	(44)	(100%)	The sale of the Turf and Ornamental business was completed in July 2014.

Working capital	1,444	2,543	(1,099)	(43%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2014	2013	Change
Cash provided by operating activities	332	546	(214)
Cash used in investing activities	(1,577)	(456)	(1,121)
Cash provided by (used in) financing activities	771	(470)	1,241
Effect of exchange rate changes on cash and cash equivalents	(37)	(22)	(15)

Decrease in cash and cash equivalents from continuing operations	(511)	(402)	(109)

Cash and cash equivalents used in discontinued operations	(16)	(1)	(15)

Analysis of cash flows for the nine months ended September 30, 2014

Cash flows from operating activities decreased primarily due to greater working capital requirements resulting in greater payments during the year due to growth in the business and more inventory held at the end of 2013 to accommodate growth and to lock in pricing and supply. This is coupled with greater drawdowns of customer prepayments as customers take delivery of their products.

Cash used in investing activities during the nine months consisted of $1,517-million in capital expenditures, primarily for our Vanscoy potash facility expansion and Borger nitrogen expansion projects.

Cash was provided by financing activities through the issuance of short-term debt of $1,126-million, primarily under our commercial paper facility. Dividend payments were $323-million for the nine months ended September 30, 2014.

Capital Expenditures

	Nine months ended
	September 30,
(millions of U.S. dollars)	2014	2013
Sustaining capital	423	393
Investing capital	1,094	814

Total	1,517	1,207

Our investing capital expenditures increased in the first nine months of 2014 compared to the first nine months of 2013 due to increased activity on the Vanscoy potash expansion and Borger Nitrogen facility projects amounting to $1,007-million and $256-million, respectively. We expect capital spending to approximate $2.15-billion in 2014.

Short-term Debt

Our short-term debt of $1,855-million at September 30, 2014 is summarized in note 5 of our Consolidated Financial Statements.

Our short-term debt increased by $653-million during the three months ended September 30, 2014, reducing our unutilized short-term financing capacity by the same amount.

OUTSTANDING SHARE DATA

Agrium had 143,716,009 outstanding shares at October 31, 2014. At that date, under our stock option plans, shares expected to be issued for options outstanding were negligible.

SELECTED QUARTERLY INFORMATION

	2014	2014	2014	2013	2013	2013	2013	2012
(millions of U.S. dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	2,920	7,338	3,079	2,867	2,796	6,908	3,156	3,093
Gross profit	665	1,559	556	740	629	1,699	705	974
Net earnings from continuing operations	91	625	12	110	80	744	146	358
Net (loss) earnings from discontinued operations	(41)	(9)	(9)	(11)	(4)	3	(5)	(4)
Net earnings	50	616	3	99	76	747	141	354
Earnings per share from continuing operations attributable to equity holders of Agrium:
Basic	0.63	4.34	0.08	0.74	0.54	5.00	0.98	2.37
Diluted	0.63	4.34	0.08	0.74	0.54	5.00	0.98	2.36
(Loss) earnings per share from discontinued operations attributable to equity holders of Agrium:
Basic	(0.28)	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.03)
Diluted	(0.28)	(0.06)	(0.06)	(0.08)	(0.02)	0.02	(0.04)	(0.02)
Earnings per share attributable to equity holders of Agrium:
Basic	0.35	4.28	0.02	0.66	0.52	5.02	0.94	2.34
Diluted	0.35	4.28	0.02	0.66	0.52	5.02	0.94	2.34

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter comparisons. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

DISCONTINUED OPERATIONS

In July 2014, Agrium completed the sale of the Turf and Ornamental portion of the assets held for sale for approximately $94-million. Refer to Note 2 of our Consolidated Financial Statements for further details.

ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Certain financial measures in this news release and MD&A are not prescribed by IFRS. We consider these financial measures discussed herein to provide useful information to both management and investors in measuring our financial performance and financial condition.

In general, an additional IFRS financial measure is a measure relevant to understanding a company’s financial performance that is not a minimum financial statement measure mandated by IFRS. A non-IFRS financial measure generally either excludes or includes amounts that are not excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS. Non-IFRS financial measures are not recognized measures under IFRS and our method of calculation may not be directly comparable to that of other companies. These non-IFRS measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following table outlines our additional IFRS financial measures, their definitions and how management assesses each measure. As the measures set out below are presented in our consolidated financial statements included in this news release, they are classified as additional IFRS financial measures where they reflect consolidated Agrium, and are classified as non-IFRS financial measures where they do not reflect consolidated Agrium, including references to EBITDA when presented on an operating segment basis.

Additional IFRS financial measures	Definition	Management’s assessment
EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	EBIT provides a supplemental measure used by management to: (1) evaluate the effectiveness of our businesses; (2) evaluate our ability to service debt; and (3) determine resource allocations. We believe EBIT is useful to investors, securities analysts and management, as the measure allows for an evaluation of segment performance exclusive of capital structure and income taxes, both of which are not a direct result of the efficiency of each business and are generally accounted for and evaluated on a consolidated basis.

The following table outlines our non-IFRS financial measures, their definitions and usefulness, and how management assesses each measure.

Non-IFRS financial measures	Definition	Management’s assessment
EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. This measure is also used by investors and securities analysts as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Management believes that this metric provides useful comparative information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

Retail operating coverage ratio	Retail gross profit less earnings (loss) from continuing operations before finance costs and income taxes, divided by gross profit.	Metric used by management to evaluate our Retail business. We believe this metric is also useful to investors and securities analysts in evaluating operating performance of our Retail business.

RECONCILIATIONS OF ADDITIONAL IFRS AND NON-IFRS FINANCIAL MEASURES

Adjusted EBITDA and EBITDA to EBIT

	Three months ended				Three months ended
	September 30, 2014				September 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	130	171	(40)	261	147	144	(28)	263
Equity accounted joint ventures:
Finance costs and income taxes	—	8	—	8	—	7	—	7
Depreciation and amortization	—	5	—	5	—	6	—	6

EBITDA	130	158	(40)	248	147	131	(28)	250
Depreciation and amortization	79	58	6	143	56	44	6	106

EBIT	51	100	(46)	105	91	87	(34)	144

	Nine months ended				Nine months ended
	September 30, 2014				September 30, 2013
(millions of U.S. dollars)	Retail	Wholesale	Other	Consolidated	Retail	Wholesale	Other	Consolidated
Adjusted EBITDA	938	671	(114)	1,495	791	1,079	(52)	1,818
Equity accounted joint ventures:
Finance costs and income taxes	—	20	—	20	—	21	—	21
Depreciation and amortization	—	10	—	10	—	9	—	9

EBITDA	938	641	(114)	1,465	791	1,049	(52)	1,788
Depreciation and amortization	228	172	12	412	166	163	12	341

EBIT	710	469	(126)	1,053	625	886	(64)	1,447

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2013 annual MD&A, which is contained in our 2013 Annual Report. Since the date of our 2013 annual MD&A, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

The accounting policies applied in our Consolidated Financial Statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 of our Consolidated Interim Financial Statements for the quarter ended March 31, 2014.

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15 Revenue from Contracts with Customers which provides new requirements for recognizing revenue. Application is required for annual periods beginning on or after January 1, 2017, with early adoption permitted. Agrium is currently assessing the impact of IFRS 15 and the extent of impact has not yet been determined.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 - 77 in our 2013 Annual Report and under the heading “Risk Factors” on pages 29 - 40 in our 2013 Annual Information Form has not changed materially since December 31, 2013.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our Company, including our 2013 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

MARKET OUTLOOK

Near ideal growing conditions this year contributed to the second consecutive year of record global grain yields. The past two crop years have delivered two of the top five trend-adjusted global grain yields on record, as well as the highest average deviation from trend over a two year time period. The United States Department of Agriculture (“USDA”) projects record U.S. corn yields of 174 bushels per acre in 2014, which would exceed trend levels by a very wide margin. Record crop production has driven crop prices lower, which has squeezed growers’ margins globally.

In response to almost perfect growing conditions this season and tightened grower margins, North American growers reduced applications of fungicides and pesticides this summer. Looking over the next few months, growers may delay committing to their 2015 acreage mix longer than normal which could defer crop nutrient purchases. The delayed harvest in North America may also impact crop nutrient applications this fall, pushing demand into the spring season and heightening the risk that logistical constraints arise in early 2015. We do not expect a material change to nutrient application rates in 2014/15 in the U.S., but depressed crop prices may lead to a small reduction in overall acreage in 2015, which we expect could lead to a 1 to 3 percent decline in crop nutrient consumption in North America in the 2014/15 fertilizer year.

North American urea prices maintained a significant premium to import parity throughout the third quarter as the market reloaded after a very tight finish to the 2013/14 fertilizer year. As a result of the robust demand in North America relative to other global markets, U.S. offshore imports of urea were up an estimated 40 percent in the July through October 2014 period compared to relatively weak 2013 levels. Global urea prices are receiving support from the cost-based floor in China, particularly since export taxes increased as of November 1, 2014. In addition, nitrogen prices have received support from reduced production in important producing nations such as Ukraine, Trinidad, Algeria and Egypt. The supply reductions have propelled ammonia prices higher, with Tampa ammonia prices up 23 percent from August 2014 levels. Natural gas restrictions and production interruptions have become consistent drivers of the global nitrogen market, a trend we expect will continue into 2015. Potash producers have struggled to catch up to committed sales, and spot sales have been sufficient to keep the supply/demand balance tight. In late 2014, the focus is expected to shift to a new Chinese potash contract. Phosphate demand outside of India has been relatively slow, however, phosphate prices have been supported by higher ammonia and sulfur costs, as well as associated production cutbacks.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: fourth quarter earnings per share; future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to timing, costs and expected effect of the turnarounds at our Vanscoy potash and Redwater nitrogen facilities on our competitive position and our future cash flow, future operations of Agrium and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this MD&A. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop yield and prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; the risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities; the risk of additional capital expenditure cost escalation on our Vanscoy potash and Borger nitrogen expansion projects; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. Furthermore, the potential divestiture of the Direct Solutions business and any potential financial gains or losses resulting from the completion of the strategic review process may differ materially from those in the forward-looking statements.

The purpose of our fourth quarter guidance for 2014 is to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes. Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients in North America. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2014 3rd Quarter Conference Call will be available in a listen-only mode beginning Tuesday, November 4, 2014 at 9:30 a.m. MST (11:30 a.m. EST). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Louis Brown, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2014	2013 (1)	2014	2013 (1)
Sales	2,920	2,796	13,337	12,860
Cost of product sold	2,255	2,167	10,517	9,827

Gross profit	665	629	2,820	3,033
Expenses
Selling	480	423	1,533	1,365
General and administrative (note 3)	80	57	246	213
Earnings from associates and joint ventures	(7)	(11)	(21)	(39)
Other expenses (note 3)	7	16	9	47

Earnings before finance costs and income taxes	105	144	1,053	1,447
Finance costs related to long-term debt	15	26	43	69
Other finance costs	14	9	49	48

Earnings before income taxes	76	109	961	1,330
Income taxes	(15)	29	233	360

Net earnings from continuing operations	91	80	728	970
Net loss from discontinued operations (note 2)	(41)	(4)	(59)	(6)

Net earnings	50	76	669	964

Attributable to:
Equity holders of Agrium	50	76	667	966
Non-controlling interest	—	—	2	(2)

Net earnings	50	76	669	964

Earnings per share attributable to equity holders of Agrium (note 4)
Basic and diluted earnings per share from continuing operations	0.63	0.54	5.05	6.54
Basic and diluted loss per share from discontinued operations	(0.28)	(0.02)	(0.41)	(0.04)

Basic and diluted earnings per share	0.35	0.52	4.64	6.50

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Net earnings	50	76	669	964
Other comprehensive (loss) income
Items that are or may be reclassified to earnings
Cash flow hedges
Effective portion of changes in fair value	(3)	—	(7)	—
Deferred income taxes	1	—	2	—
Share of comprehensive (loss) income of associates and joint ventures	(4)	—	(2)	1
Available for sale financial instruments
Losses	—	(5)	—	(4)
Foreign currency translation differences
(Losses) gains	(195)	74	(199)	(169)

	(201)	69	(206)	(172)

Items that will never be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	—	48	(20)	48
Deferred income taxes	—	(15)	6	(15)

	—	33	(14)	33

Other comprehensive (loss) income	(201)	102	(220)	(139)

Comprehensive (loss) income	(151)	178	449	825

Attributable to:
Equity holders of Agrium	(151)	178	447	827
Non-controlling interest	—	—	2	(2)

Comprehensive (loss) income	(151)	178	449	825

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013 (1)	2014	2013 (1)
Operating
Net earnings from continuing operations	91	80	728	970
Adjustments for
Depreciation and amortization	143	106	412	341
Earnings from associates and joint ventures	(7)	(11)	(21)	(39)
Share-based payments	10	(21)	25	(35)
Unrealized gain on derivative financial instruments	(41)	(10)	(46)	(14)
Unrealized foreign exchange loss (gain)	67	(2)	48	2
Interest income	(31)	(20)	(61)	(51)
Finance costs	29	35	92	117
Income taxes	(15)	29	233	360
Other	(12)	11	15	25
Interest received	31	20	62	51
Interest paid	(15)	(42)	(68)	(116)
Income taxes paid	(215)	(137)	(283)	(592)
Dividends from associates and joint ventures	41	12	48	27
Net changes in non-cash working capital	(542)	201	(852)	(500)

Cash (used in) provided by operating activities	(466)	251	332	546

Investing
Acquisitions, net of cash acquired	(129)	(7)	(147)	(56)
Repayment of advance on acquisition of Viterra Inc.	—	—	—	932
Proceeds from disposal of discontinued operations	94	—	94	—
Capital expenditures	(515)	(457)	(1,517)	(1,207)
Capitalized borrowing costs	(30)	(18)	(83)	(40)
Purchase of investments	(32)	(140)	(97)	(148)
Proceeds from disposal of investments	24	65	68	65
Other	(12)	(23)	(15)	(55)
Net changes in non-cash working capital	59	7	120	53

Cash used in investing activities	(541)	(573)	(1,577)	(456)

Financing
Short-term debt	682	325	1,126	(491)
Long-term debt issued	12	—	12	1,010
Transaction costs on long-term debt	—	—	—	(14)
Repayment of long-term debt	(30)	(1)	(45)	(520)
Dividends paid	(107)	(75)	(323)	(224)
Shares issued	—	—	1	2
Shares repurchased	—	(171)	—	(233)

Cash provided by (used in) financing activities	557	78	771	(470)

Effect of exchange rate changes on cash and cash equivalents	(18)	11	(37)	(22)

Decrease in cash and cash equivalents from continuing operations	(468)	(233)	(511)	(402)
Cash and cash equivalents used in discontinued operations (note 2)	(17)	(6)	(16)	(1)
Cash and cash equivalents – beginning of period	759	494	801	658

Cash and cash equivalents – end of period	274	255	274	255

(1)	Certain amounts have been reclassified as a result of discontinued operations. See note 2, Discontinued Operations, Assets and Liabilities Held for Sale.

See accompanying notes.

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	September 30,		December 31,
	2014	2013	2013
Assets
Current assets
Cash and cash equivalents	274	255	801
Accounts receivable	2,847	2,982	2,105
Income taxes receivable	25	68	78
Inventories	3,086	2,845	3,413
Advance on acquisition of Viterra Inc.	—	764	—
Prepaid expenses and deposits	236	185	805
Other current assets	179	103	104
Assets held for sale	—	—	202

	6,647	7,202	7,508
Property, plant and equipment (note 7)	6,021	4,370	4,960
Intangibles	730	638	738
Goodwill	1,982	2,259	1,958
Investments in associates and joint ventures	622	614	639
Other assets	90	114	99
Deferred income tax assets	79	80	75

	16,171	15,277	15,977

Liabilities and shareholders’ equity
Current liabilities
Short-term debt (note 5)	1,855	792	764
Accounts payable	3,214	2,943	3,985
Income taxes payable	2	—	2
Current portion of long-term debt	26	52	58
Current portion of other provisions	106	76	112
Liabilities held for sale	—	—	44

	5,203	3,863	4,965
Long-term debt	3,069	3,014	3,066
Post-employment benefits	145	134	135
Other provisions	415	423	426
Other liabilities	40	60	59
Deferred income tax liabilities	378	532	530

	9,250	8,026	9,181

Shareholders’ equity
Share capital	1,821	1,858	1,820
Retained earnings	5,575	5,493	5,253
Accumulated other comprehensive loss	(477)	(101)	(279)

Equity holders of Agrium	6,919	7,250	6,794
Non-controlling interest	2	1	2

	6,921	7,251	6,796

	16,171	15,277	15,977

See accompanying notes.

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

				Other comprehensive income
	Millions of common shares	Share capital	Retained earnings	Cash flow hedges	Comprehensive loss of associates and joint ventures	Available for sale financial instruments	Foreign currency translation	Total	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2012	149	1,890	4,955	—	(3)	—	74	71	6,916	4	6,920

Net earnings (loss)	—	—	966	—	—	—	—	—	966	(2)	964
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	33	—	—	—	—	—	33	—	33
Other	—	—	—	—	1	(4)	(169)	(172)	(172)	—	(172)

Comprehensive income (loss), net of tax	—	—	999	—	1	(4)	(169)	(172)	827	(2)	825
Dividends	—	—	(259)	—	—	—	—	—	(259)	—	(259)
Non-controlling interest transactions	—	—	(3)	—	—	—	—	—	(3)	(1)	(4)
Shares repurchased	(2)	(34)	(199)	—	—	—	—	—	(233)	—	(233)
Share-based payment transactions	—	2	—	—	—	—	—	—	2	—	2

September 30, 2013	147	1,858	5,493	—	(2)	(4)	(95)	(101)	7,250	1	7,251

December 31, 2013	144	1,820	5,253	—	(7)	(8)	(264)	(279)	6,794	2	6,796

Net earnings	—	—	667	—	—	—	—	—	667	2	669
Other comprehensive income (loss), net of tax
Post-employment benefits	—	—	(14)	—	—	—	—	—	(14)	—	(14)
Other	—	—	—	(5)	(2)	—	(199)	(206)	(206)	—	(206)

Comprehensive income (loss), net of tax	—	—	653	(5)	(2)	—	(199)	(206)	447	2	449
Dividends	—	—	(323)	—	—	—	—	—	(323)	—	(323)
Non-controlling interest transactions	—	—	—	—	—	—	—	—	—	(2)	(2)
Share-based payment transactions	—	1	—	—	—	—	—	—	1	—	1
Impact of adopting IFRS 9 at January 1, 2014	—	—	(8)	—	—	8	—	8	—	—	—

September 30, 2014	144	1,821	5,575	(5)	(9)	—	(463)	(477)	6,919	2	6,921

See accompanying notes.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

1.	Corporate Information

Corporate information

Agrium Inc. (“Agrium”) is incorporated under the laws of Canada with common shares listed under the symbol “AGU” on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX). Our Corporate head office is located at 13131 Lake Fraser Drive S.E., Calgary, Canada. We conduct our operations globally from our Wholesale head office in Calgary and our Retail head office in Loveland, Colorado, United States. In these financial statements, “we”, “us”, “our” and “Agrium” mean Agrium Inc., its subsidiaries and joint arrangements.

Agrium operates two core strategic business units:

•	Retail: Distributes crop nutrients, crop protection products, seed, merchandise and services directly to growers through a network of farm centers in two geographical segments:

•	North America, including the United States and Canada; and

•	International, including Australia and South America.

•	Wholesale: Operates in North and South America and Europe, and produces, markets and distributes crop nutrients and industrial products through the following businesses:

•	Nitrogen: Manufacturing in Alberta, Texas and Argentina;

•	Potash: Mining and processing in Saskatchewan;

•	Phosphate: Owning and operating mines and production facilities in Alberta and Idaho;

•	Product purchased for resale: Marketing nutrient products from other suppliers in North and South America and Europe; and

•	Ammonium sulfate, ESN and other: Producing blended crop nutrients and ESN®, (Environmentally Smart Nitrogen) polymer-coated nitrogen crop nutrients.

Additional information on our operating segments is included in note 8.

Seasonality in our business results from increased demand for our products during planting seasons. Sales are generally higher in spring and fall.

Basis of preparation and statement of compliance

These consolidated interim financial statements (“interim financial statements”) were approved for issuance by the Audit Committee on November 3, 2014. We prepared these interim financial statements in accordance with International Accounting Standard 34 Interim Financial Reporting. These statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with our audited annual financial statements and related notes contained in our 2013 Annual Report, available at www.agrium.com.

The accounting policies applied in these interim financial statements are the same as those applied in our audited annual financial statements in our 2013 Annual Report, with the exception of the adoption of IFRS 9 Financial Instruments and other accounting changes described in note 10 to our consolidated interim financial statements for the three months ended March 31, 2014.

In May 2014, the International Accounting Standards Board (IASB) and US Financial Accounting Standards Board (FASB) issued new requirements for recognizing revenue under both IFRS and US GAAP. Application is required for annual periods beginning on or after January 1, 2017, with early adoption permitted. Agrium is currently assessing the impact of IFRS 15 and the extent of the impact has not yet been determined.

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

2.	Discontinued Operations, Assets and Liabilities Held for Sale

Assets and liabilities held for sale and related discontinued operations consist of components of our former Advanced Technologies business unit. In July 2014, we completed the sale of the Turf and Ornamental portion of the assets held for sale for $94-million. The transaction is subject to customary closing conditions and final purchase price adjustments.

	Three months ended		Nine months ended
Condensed information of discontinued operations	September 30,		September 30,
	2014	2013	2014	2013
Operating information
Discontinued operations of assets held for sale
Sales	50	73	222	249
Expenses	109	81	304	261

Loss before income taxes	(59)	(8)	(82)	(12)
Income tax recovery	(18)	(4)	(23)	(6)

Net loss from discontinued operations	(41)	(4)	(59)	(6)

Cash and cash equivalents used in operating activities	(17)	(6)	(16)	(1)

3.	Expenses

	Three months ended		Nine months ended
General and administrative	September 30,		September 30,
	2014	2013	2014	2013
Share-based payments	10	(21)	25	(35)
Depreciation and amortization	8	9	23	36
Other general and administrative	62	69	198	212

	80	57	246	213

	Three months ended		Nine months ended
Other expenses	September 30,		September 30,
	2014	2013	2014	2013
Realized and unrealized (gain) loss on commodity derivatives not designated as hedges	(1)	1	(33)	(8)
Realized and unrealized (gain) loss on foreign exchange derivatives not designated as hedges	(54)	1	(42)	(8)
Foreign exchange loss	76	1	59	27
Interest income	(31)	(20)	(61)	(51)
Environmental remediation and asset retirement obligations	1	1	21	5
Bad debt (recovery) expense	-	(6)	30	20
Potash profit and capital tax	3	3	9	15
Other	13	35	26	47

	7	16	9	47

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

4.	Earnings per Share

	Three months ended		Nine months ended
Attributable to equity holders of Agrium	September 30,		September 30,
	2014	2013	2014	2013
Numerator
Net earnings from continuing operations	91	80	726	972
Net loss from discontinued operations	(41)	(4)	(59)	(6)

Net earnings	50	76	667	966

Denominator (millions)
Weighted average number of shares outstanding for basic and diluted earnings per share	144	147	144	149

5.	Debt

			September 30,	December 31,
	Maturity	Rate	2014	2013
Short-term debt
Commercial paper	2014	0.35	1,672	503
Credit facilities		4.58	183	261

			1,855	764

6.	Financial Instruments

Commodity risk

Natural gas derivatives outstanding	September 30,				December 31,
	2014				2013
			Average				Average
			exercise				exercise
			price	Fair value			price	Fair value
			(USD per	of assets			(USD per	of assets
	Notional	Maturities	MMBtu)	(liabilities)	Notional	Maturities	MMBtu)	(liabilities)
Not designated as hedges
AECO Swaps (millions MMBtu)	7	2014	4	1	8	2014	4	—
Designated as hedges
AECO Swaps (millions MMBtu)	52	2015 – 2018	3	5	—	—	—	—

				6				—

Impact of change in fair value of natural gas derivative financial instruments	September 30,	December 31,
	2014	2013
A $10-million impact to net earnings requires movement in gas prices per MMBtu	2.07	1.87
A $10-million impact to other comprehensive income requires movement in gas prices per MMBtu	0.26	—

Commodity price risk management and cash flow hedges

Natural gas is a significant component of our cost of product sold for nitrogen-based fertilizers. We use physical contracts and financial forward contracts to manage the risk of market fluctuations in natural gas prices and to reduce the variability of cash flows from our planned purchases of natural gas used in our fertilizer production facilities. Our Board of Directors has established limits on risk management activities, including the following:

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Use of derivatives to hedge exposure to natural gas market prices risk
Term (gas year – twelve months ending October 31)	2014	2015	2016	2017		2018
Maximum allowable (% of forecasted gas requirements)	75	75	75	25	(1)	25	(1)
Forecasted average monthly purchases (millions MMBtu)	—	—	9	9		9
Gas requirements hedged using derivatives designated as hedges (%)	—	—	17	17		17

(1)	Maximum monthly hedged volume may not exceed 90 percent of planned monthly requirements.

On April 1, 2014, we designated natural gas forward contracts as hedges of highly probable purchases of natural gas. The contracts settle in the months hedged, using AECO futures price indexes, which we use to determine fair value. The contracts are denominated in Canadian dollars for purchases of gas in Canadian dollars. We forecast that the contracted purchases and related delivery of natural gas will occur beginning November 2015 until October 2018. At the inception of each designated forward contract, we prepare formal designation and documentation of the hedging relationship and our risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how we will assess whether the hedging relationship meets the hedge effectiveness requirements, including our analysis of the sources of hedge ineffectiveness and how we determine the hedge ratio. For derivatives designated as hedges, we record the effective portion of changes in fair value to other comprehensive income. We record any ineffective portion to earnings.

The underlying risk of the forward contracts is identical to the hedged risk, and accordingly we have established a ratio of 1:1 for all natural gas hedges. Due to a strong correlation between AECO future contract prices and our delivered cost, we did not experience any ineffectiveness on our hedges, and accordingly we have recorded the full change in the fair value of the natural gas forward contracts designated as hedges to other comprehensive income.

We use quoted market prices from AECO to determine the fair value of natural gas derivatives. If these market prices are adjusted by a forward yield curve, we classify the fair value of the financial instruments within Level 2.

Foreign currency risk

Foreign exchange derivatives outstanding	September 30,			December 31,
	2014			2013
	Notional		Fair value	Notional		Fair value
	(millions,		of assets	(millions,		of assets
Sell/Buy	USD)	Maturities	(liabilities)	USD)	Maturities	(liabilities)
Not designated as hedges
Forwards
USD/CAD	170	2014	(2)	27	2014	—
CAD/USD	1,670	2014	40	375	2014	1
USD/AUD	109	2014 – 2015	(6)	37	2014	(1)
Swaps
USD/AUD	—	—	—	27	2014	(1)
Options
USD/CAD	90	2014	—	—	—	—

			32			(1)

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

Fair value

	September 30,
	2014
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Accounts receivable – derivatives	2	40	42
Other current financial assets – marketable securities	19	94	113
Other financial assets – derivatives	5	—	5
Accounts payable – derivatives	5	4	9

Classification of fair value of long-term debt
Debentures	—	3,339	2,991

	December 31,
	2013
	Fair value		Carrying value
Classification of financial instruments measured at fair value	Level 1	Level 2
Cash and cash equivalents	—	801	801
Accounts receivable – derivatives	1	—	1
Other current financial assets
Available for sale – equities	14	—	14
Available for sale – fixed income	—	90	90
Other financial assets
Available for sale	12	—	12
Accounts payable – derivatives	—	2	2

Classification of fair value of long-term debt
Debentures	—	3,124	2,989

There have been no transfers between Level 1 and Level 2 fair value measurements in the three or nine months ended September 30, 2014 or September 30, 2013. We do not measure any of our financial instruments using Level 3 inputs.

7.	Additional Information

Property, plant and equipment

During the nine months ended September 30, 2014, we added $1,007-million to assets under construction at our Vanscoy Potash facility and $256-million to assets under construction at our Borger Nitrogen facility.

Dividends

September 30,
2014
Declared			Paid to
Effective	Per share	Total	Shareholders	Total
December 12, 2013	0.75	108	January 16, 2014	108
February 21, 2014	0.75	108	April 17, 2014	108
May 7, 2014	0.75	108	July 17, 2014	107
August 7, 2014	0.75	107	October 16, 2014	NA

AGRIUM INC.

Summarized Notes to the Consolidated Financial Statements

For the nine months ended September 30, 2014

(Millions of U.S. dollars, unless otherwise stated)

(Unaudited)

8.	Operating Segments

	Three months ended		Nine months ended
	September 30,		September 30,
Segment operations	2014	2013	2014	2013
Sales
Retail
North America	1,744	1,536	8,978	7,786
International	551	573	1,946	2,025

Total Retail	2,295	2,109	10,924	9,811

Wholesale
Nitrogen	321	286	1,078	1,309
Potash	79	93	382	457
Phosphate	173	122	501	495
Product purchased for resale	165	210	744	891
Ammonium sulfate, ESN and other	65	75	371	420

Total Wholesale	803	786	3,076	3,572

Other	(178)	(99)	(663)	(523)

	2,920	2,796	13,337	12,860

Inter-segment sales
Retail	1	3	11	14
Wholesale	177	96	652	509

	178	99	663	523

Earnings before income taxes
Retail
North America	41	83	632	610
International	10	8	78	15

Total Retail	51	91	710	625

Wholesale
Nitrogen	77	76	268	543
Potash	2	27	120	231
Phosphate	31	7	39	71
Product purchased for resale	6	1	22	15
Ammonium sulfate, ESN and other	11	13	76	110

	127	124	525	970
Unallocated expenses	27	37	56	84

Total Wholesale	100	87	469	886

Other	(46)	(34)	(126)	(64)

Earnings before finance costs and income taxes	105	144	1,053	1,447
Finance costs related to long-term debt	15	26	43	69
Other finance costs	14	9	49	48

Earnings before income taxes	76	109	961	1,330

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Retail sales
Crop nutrients	646	654	4,250	3,941
Crop protection products	1,132	1,059	4,061	3,693
Seed	54	69	1,390	1,163
Merchandise	256	122	660	384
Services and other	207	205	563	630

	2,295	2,109	10,924	9,811

AGRIUM INC.

Supplemental Information 1a

Results by Business Unit

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,
	2014
	Retail	Wholesale	Other	Total
Sales - external	2,294	626	—	2,920
- inter-segment	1	177	(178)	—

Total sales	2,295	803	(178)	2,920
Cost of product sold	1,753	676	(174)	2,255

Gross profit	542	127	(4)	665

Gross profit (%)	24	16		23

Selling	470	13	(3)	480
General and administrative	31	10	39	80
(Earnings) loss from associates and joint ventures	(2)	(7)	2	(7)
Other (income) expenses	(8)	11	4	7

EBIT (1)	51	100	(46)	105
EBITDA (2)	130	158	(40)	248
Adjusted EBITDA (2)	130	171	(40)	261

	Three months ended September 30,
	2013
	Retail	Wholesale (3)	Other (4)	Total (4)
Sales - external	2,106	690	—	2,796
- inter-segment	3	96	(99)	—

Total sales	2,109	786	(99)	2,796
Cost of product sold	1,598	662	(93)	2,167

Gross profit	511	124	(6)	629

Gross profit (%)	24	16		22

Selling	416	11	(4)	423
General and administrative	29	17	11	57
Earnings from associates and joint ventures	(3)	(8)	—	(11)
Other (income) expenses	(22)	17	21	16

EBIT (1)	91	87	(34)	144
EBITDA (2)	147	131	(28)	250
Adjusted EBITDA (2)	147	144	(28)	263

(1)	Earnings (loss) from continuing operations before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(3)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.
(4)	Restated for reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 1b

Results by Business Unit

(Millions of U.S. dollars)

(Unaudited)

	Nine months ended September 30,
	2014
	Retail	Wholesale	Other	Total
Sales - external	10,913	2,424	—	13,337
- inter-segment	11	652	(663)	—

Total sales	10,924	3,076	(663)	13,337
Cost of product sold	8,646	2,551	(680)	10,517

Gross profit	2,278	525	17	2,820

Gross profit (%)	21	17		21

Selling	1,509	34	(10)	1,533
General and administrative	94	33	119	246
(Earnings) loss from associates and joint ventures	(7)	(17)	3	(21)
Other (income) expenses	(28)	6	31	9

EBIT (1)	710	469	(126)	1,053
EBITDA (2)	938	641	(114)	1,465
Adjusted EBITDA (2)	938	671	(114)	1,495

	Nine months ended September 30,
	2013
	Retail	Wholesale (3)	Other (4)	Total (4)
Sales - external	9,797	3,063	—	12,860
- inter-segment	14	509	(523)	—

Total sales	9,811	3,572	(523)	12,860
Cost of product sold	7,782	2,602	(557)	9,827

Gross profit	2,029	970	34	3,033

Gross profit (%)	21	27		24

Selling	1,343	31	(9)	1,365
General and administrative	85	63	65	213
(Earnings) loss from associates and joint ventures	(7)	(33)	1	(39)
Other (income) expenses	(17)	23	41	47

EBIT (1)	625	886	(64)	1,447
EBITDA (2)	791	1,049	(52)	1,788
Adjusted EBITDA (2)	791	1,079	(52)	1,818

(1)	Earnings (loss) from continuing operations before finance costs and income taxes.
(2)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(3)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.
(4)	Restated for reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 2

Product Lines

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,						Nine months ended September 30,
	2014			2013			2014			2013
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Sales	sold (1)	profit	Sales	sold (1)	profit	Sales	sold (1)	profit	Sales	sold (1)	profit
Retail (2)
Crop nutrients	646	504	142	654	538	116	4,250	3,475	775	3,941	3,280	661
Crop protection products	1,132	900	232	1,059	811	248	4,061	3,267	794	3,693	2,911	782
Seed	54	27	27	69	39	30	1,390	1,121	269	1,163	949	214
Merchandise	256	220	36	122	103	19	660	576	84	384	320	64
Services and other	207	102	105	205	107	98	563	207	356	630	322	308

	2,295	1,753	542	2,109	1,598	511	10,924	8,646	2,278	9,811	7,782	2,029

Wholesale (3)
Nitrogen	321	244	77	286	210	76	1,078	810	268	1,309	766	543
Potash	79	77	2	93	66	27	382	262	120	457	226	231
Phosphate	173	142	31	122	115	7	501	462	39	495	424	71
Product purchased for resale	165	159	6	210	209	1	744	722	22	891	876	15
Ammonium sulfate, ESN and other	65	54	11	75	62	13	371	295	76	420	310	110

	803	676	127	786	662	124	3,076	2,551	525	3,572	2,602	970

Other inter-segment eliminations (4)	(178)	(174)	(4)	(99)	(93)	(6)	(663)	(680)	17	(523)	(557)	34

Total (4)	2,920	2,255	665	2,796	2,167	629	13,337	10,517	2,820	12,860	9,827	3,033

Wholesale equity accounted joint ventures:
Nitrogen	73	56	17	73	64	9	149	109	40	162	124	38
Product purchased for resale	24	20	4	21	19	2	62	56	6	84	79	5

	97	76	21	94	83	11	211	165	46	246	203	43

Total Wholesale including equity accounted joint ventures (3)	900	752	148	880	745	135	3,287	2,716	571	3,818	2,805	1,013

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $551-million (2013 - $573-million) and gross profit was $119-million (2013 - $108-million) for the three months ended September 30. International Retail sales were $1,946-million (2013 - $2,025-million) and gross profit was $372-million (2013 - $336-million) for the nine months ended September 30.
(3)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.
(4)	Restated for reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 3a

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended September 30,
	2014				2013
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	785	571			754	589
International	386	511			411	511

Total crop nutrients	1,171	551	431	120	1,165	561	461	100

Wholesale (1)
Nitrogen
North America
Ammonia	207	544			224	543
Urea	320	436			234	441
Other	208	335			178	346

Total nitrogen	735	438	333	105	636	450	331	119

Potash
North America	138	395			181	395
International	113	212			84	251

Total potash	251	313	304	9	265	349	246	103

Phosphate	261	663	546	117	192	633	595	38
Product purchased for resale	455	361	349	12	566	372	371	1
Ammonium sulfate	67	330	203	127	77	333	196	137
ESN and Other	87				82

Total Wholesale	1,856	433	365	68	1,818	432	364	68

Wholesale equity accounted joint ventures:
Nitrogen	271	268	206	62	172	422	369	53
Product purchased for resale	85	283	232	51	55	382	344	38

	356	271	212	59	227	412	362	50

Total Wholesale including joint ventures(1)	2,212	407	340	67	2,045	430	364	66

(1)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 3b

Selected Volumes and Sales Prices

(Unaudited)

	Nine months ended September 30,
	2014				2013
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)
Retail
Crop nutrients
North America	6,346	547			5,222	605
International	1,570	496			1,442	544

Total crop nutrients	7,916	537	439	98	6,664	591	492	99

Wholesale (1)
Nitrogen
North America
Ammonia	709	547			836	657
Urea	945	448			933	519
Other	779	343			716	385

Total nitrogen	2,433	443	333	110	2,485	527	309	218

Potash
North America	802	359			622	449
International	443	212			565	314

Total potash	1,245	307	210	97	1,187	385	190	195

Phosphate	837	599	553	46	741	668	572	96
Product purchased for resale	1,943	383	372	11	2,039	437	430	7
Ammonium sulfate	265	334	179	155	247	410	195	215
ESN and Other	549				511

Total Wholesale	7,272	423	351	72	7,210	495	360	135

Wholesale equity accounted joint ventures:
Nitrogen	480	310	227	83	360	449	343	106
Product purchased for resale	239	259	232	27	218	385	362	23

	719	293	229	64	578	425	350	75

Total Wholesale including joint ventures(1)	7,991	411	340	71	7,788	490	360	130

(1)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization

(Millions of U.S. dollars)

(Unaudited)

	Three months ended September 30,
	2014				2013
	Cost of		General		Cost of		General
	product		and		product		and
	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	2	76	1	79	1	53	2	56
Wholesale (1)
Nitrogen	23				16
Potash	19				11
Phosphate	12				10
Product purchased for resale	—				1
Ammonium sulfate, ESN and other	3				5

	57	—	1	58	43	—	1	44
Other	—	—	6	6	—	—	6	6

Total (2)	59	76	8	143	44	53	9	106

	Nine months ended September 30,
	2014				2013
	Cost of		General		Cost of		General
	product		and		product		and
	sold	Selling	administrative	Total	sold	Selling	administrative	Total
Retail	5	216	7	228	4	154	8	166
Wholesale (1)
Nitrogen	65				52
Potash	50				39
Phosphate	38				41
Product purchased for resale	1				1
Ammonium sulfate, ESN and other	14				14

	168	—	4	172	147	—	16	163
Other	—	—	12	12	—	—	12	12

Total (2)	173	216	23	412	151	154	36	341

(1)	Restated for the results of the ESN business that has transitioned to our Wholesale business unit.
(2)	Restated for reclassifications resulting from discontinued operations.

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

Retail and consolidated Agrium measures	Rolling four quarters ended September 30,
	2014		2013
	Retail	Consolidated Agrium	Retail	Consolidated Agrium (2)
Return on operating capital employed (%) (3a)	18	11	16	20
Return on capital employed (%) (3b)	10	8	8	14
Average non-cash working capital to sales (%)	17	14	20	17
Operating coverage ratio (%) (3c)	71	65	72	51
EBITDA to sales (%) (3d)	9	11	8	15

	September 30,
	2014		2013
	Retail	Consolidated Agrium	Retail	Consolidated Agrium
Non-cash working capital	2,894	2,872	2,720	3,061

Retail North America measures	Rolling four quarters ended September 30,
	2014	2013
	Retail	Retail
Return on operating capital employed (%) (3a)	26	21
Return on capital employed (%) (3b)	14	11
EBITDA to sales (%) (3d)	12	9

Wholesale production tonnes (000’s)	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Ammonia (gross)	610	615	1,744	1,874
Urea (gross)	396	349	1,147	1,157
Monoammonium phosphate	170	164	469	481
Potash	155	333	1,057	1,243

(1)	Certain measures presented in this table are not recognized measures under IFRS. Refer to Supplemental Information 6.
(2)	Restated for reclassifications resulting from discontinued operations.
(3)	Adjusted 2014 amounts removing the impact of the purchase gain and goodwill impairment.
(a)	Retail 17%, Retail – North America 19%, Consolidated Agrium 10%.
(b)	Retail 9%, Retail – North America 10%, Consolidated Agrium 8%.
(c)	Retail 72%, Consolidated Agrium 66%.
(d)	Retail 8%, Retail – North America 9%, Consolidated Agrium 11%.

AGRIUM INC.

Supplemental Information 6 (1)

Accompanying Notes to Supplemental Information

IFRS Financial Measure	Definition
Average non-cash working capital to sales (2)	Rolling four quarter average non-cash working capital divided by sales.

Operating coverage ratio (2)	Gross profit less earnings (loss) from continuing operations before finance costs and income taxes, divided by gross profit.

Non-cash working capital (2)	Current assets less current liabilities, excluding cash and cash equivalents, other current assets, short-term debt, current portion of long-term debt and current assets and liabilities held for sale.

	Definition	Usefulness of Additional or Non-IFRS Financial Measure
Additional IFRS Financial Measure (As defined in Canadian Securities Administrators’ Staff Notice 52-306 (Revised))

EBIT	Earnings (loss) from continuing operations before finance costs and income taxes.	Used to measure operating performance exclusive of capital structure and income taxes.

Return on operating capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and joint ventures and other assets.	Used to measure operating performance and efficiency of our capital allocation process.

Return on capital employed (2)	Last 12 months’ EBIT less income taxes at a tax rate of 27 percent (2013 – 27 percent) divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill.	Used to measure operating performance and efficiency of our capital allocation process.

Non-IFRS Financial Measure

EBITDA	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.	Refer to EBIT. Also used as a valuation metric and as an alternative to cash provided by operating activities.

Adjusted EBITDA	EBITDA before finance costs, income taxes, depreciation and amortization of joint ventures.	Refer to EBIT and EBITDA. Provides useful information on our profitability by adding back finance costs, income taxes, depreciation and amortization of joint ventures.

EBITDA to sales	EBITDA divided by sales.	Used to measure operating performance earnings and cash flow we generate from each dollar of sales.

(1)	Our definitions and our method of calculation for these measures may not be directly comparable to similar measures presented by other companies.
(2)	These measures are IFRS financial measures or additional IFRS financial measures when calculated using information included in our consolidated financial statements. They are classified as non-IFRS financial measures when calculated using information from our Retail segment because the specific components are not included in our financial statements or notes.

AGRIUM INC.

Supplemental Information 7

Reconciliation of Selected Additional and Non-IFRS Financial Measures

(Millions of U.S. dollars, unless stated otherwise)

(Unaudited)

	Rolling four quarters ended September 30,
	2014			2013
	Retail – North America	Retail	Consolidated Agrium	Retail – North America	Retail	Consolidated Agrium
EBIT less income taxes
EBIT	962	832	1,236	685	700	1,977
Income taxes	260	224	334	186	190	539

	702	608	902	499	510	1,438

Average operating capital employed
Average non-cash working capital	1,730	2,262	2,249	1,680	2,333	2,713
Average property, plant and equipment	896	1,013	5,491	668	794	3,875
Average investments in associates and joint ventures	39	83	631	32	81	628
Average other assets	4	11	99	3	16	97

	2,669	3,369	8,470	2,383	3,224	7,313

Return on operating capital employed (%)	26	18	11	21	16	20

Average capital employed
Average operating capital employed	2,669	3,369	8,470	2,383	3,224	7,313
Average intangibles	649	719	726	506	585	635
Average goodwill	1,788	1,938	1,970	1,806	2,209	2,304

	5,106	6,026	11,166	4,695	6,018	10,252

Return on capital employed (%)	14	10	8	11	8	14